UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934*

                                Horizon Offshore, Inc.
                                   (Name of Issuer)

                            Common Stock, $1.00 par value
                            (Title of Class of Securities)

                                     44043J 10 5
                                    (CUSIP Number)


               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




          CUSIP No. 44043J 10 5



               1)   Name of Reporting Person
                    I.R.S. Identification No. of Above Person (entities only)
                    Westgate International, L.P.


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____


               3)   SEC Use Only



               4)   Citizenship or Place of Organization
                    Cayman Islands


          Number of      (5)  Sole Voting Power . . . . . . . . .    4,812,500
          Shares
          Bene-
          ficially       (6)  Shared Voting Power . . . . . . . .            0
          Owned by
          Each
          Reporting      (7)  Sole Dispositive Power  . . . . . .    4,383,280
          Person
          With
                         (8)  Shared Dispositive Power  . . . . .      429,220




               9)   Aggregate Amount Beneficially Owned by Each
                    Reporting Person                                 4,812,500


               10)  Check if the Aggregate Amount in Row (9)
                    Excludes Certain Shares (See Instructions)



               11)  Percent of Class Represented by Amount
                    in Row (9)                                            34.2



               12)  Type of Reporting Person (See Instructions)             PN





          Item 1(a).Name of Issuer:

                              Horizon Offshore, Inc.

          Item 1(b).Address of Issuer's Principal Executive Offices:

                              2500 City West Blvd., Suite 2200
                              Houston, TX  77042

          Item 2(a).Name of Person Filing:

                              Westgate International, L.P.

          Item 2(b).Address of Principal Business Office:

                              c/o Midland Bank & Trust Corporation (Cayman) Limited
                              P.O. Box 1109
                              Georgetown
                              Grand Cayman
                              British West Indies

          Item 2(c).Citizenship:

                              Cayman Islands

          Item 2(d).Title of Class of Securities:

                              Common Stock, $1.00 par value

          Item 2(e).CUSIP Number:

                              44043J 10 5

          Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a)  [ ]  Broker  or Dealer registered under Section 15
                              of the Act
                    (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                    (c)  [ ]  Insurance   Company  as  defined  in  section
                              3(a)(19) of the Act
                    (d)  [ ]  Investment Company registered under section 8
                              of the Investment Company Act
                    (e)  [ ]  Investment Adviser  registered  under section
                              203 of the Investment Advisers Act of 1940
                    (f)  [ ]  Employee Benefit Plan, Pension Fund  which is
                              subject  to  the  provisions  of the Employee
                              Retirement  Income Security Act  of  1974  or
                              Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
                    (g)  [ ]  Parent Holding Company, in accordance with Section
                              240.13d-1(b)(ii)(G) (Note:  See Item 7)
                    (h)  [ ]  Group,  in  accordance  with Section 240.13d.13d-
                              1(b)(1)(ii)(H)


          Item 4.    Ownership:

                     (a)  Amount Beneficially Owned . . . . . . . 4,812,500

                     (b)  Percent of Class  . . . . . . . . . . .      34.2

                     (c)  Number of shares as to which such person has:

                          (i)  sole power to vote or to
                               direct the vote  . . . . . . . . . 4,812,500

                          (ii) shared power to vote or to
                               direct the vote  . . . . . . . . .         0

                          (iii)sole power to dispose or to
                               direct the disposition  of . . . . 4,383,280

                          (iv) shared power to dispose or to
                               direct the disposition of  . . . .   429,220



          Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the
                    class of securities, check the following    .

          Item 6.   Ownership  of  More  than  Five  Percent  on Behalf  of
                    Another Person:

                              Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                              Not applicable.

          Item 8.   Identification  and  Classification  of  Members of the
                    Group:

                              Not applicable.

          Item 9.   Notice of Dissolution of Group:

                              Not applicable.

          Item 10.  Certification:

                              Not applicable.




                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 31, 1998.


                                             WESTGATE INTERNATIONAL, L.P.
                                             By: Martley International, Inc.
                                                 Its Attorney-in-fact


                  March 31, 1998             By: /s/ Paul Singer
                       Date